

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2018

Mark R. Baker
Chief Executive Officer
Progenics Pharmaceuticals, Inc.
One World Trade Center
New York, New York 10007

     Re: Progenics Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed October 12, 2018
          File No. 333-227805

Dear Mr. Baker:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Irene Paik at 202-551-6553 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Healthcare & Insurance

cc: Tobias L. Knapp - O'Melveny & Myers LLP